Exhibit 99.2

Paris, November 29, 2005

ILOG

Société anonyme with a share capital of euros 18,194,236

Registered Office: 9 rue de Verdun, B.P. 85, 94253 Gentilly

Register of Commerce and Companies of Créteil B 340 852 458

INFORMATION NOTE ON THE REPURCHASE PROGRAM OF OWN SHARES

SUBMITTED TO THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

NOVEMBER 29, 2005

LAUNCHED BY THE BOARD OF DIRECTORS MEETING TO BE HELD ON NOVEMBER 29, 2005

Summary of the program’s major characteristics

Issuer:

ILOG S.A., société anonyme with a share capital of euros 18,128,541 at August 31, 2005, divided in 18,128,541 shares of nominal value € 1,00 each, negotiated on Eurolist from Euronext Paris S.A. (code ISIN : FR0004042364) and traded in the United States in the form of American Depository Shares (« ADSs ").

Program: repurchase of share capital

Entitled shares: ordinary shares each of the same category, registered or in bearer form, negotiated on Eurolist from Euronext Paris

Maximum share percentage to be purchased: 10% of outstanding share capital at the Ordinary General Shareholders’ Meeting to be held on November 29, 2005

Maximum purchase price per unit: 20 euros or the U.S. dollars equivalent, translated at the rate of the date of operation (free of transaction fees)

Minimum sale price: 5 euros or the U.S. dollars equivalent, translated at the rate of the date of operation (free of transaction fees)

Objectives in decreasing order of priority:

- provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital,

- implement stock purchase plans for the benefit of the employees or executives of the Company pursuant to applicable laws, in particular through profit-sharing, the award of stock options, or through a corporate pension fund (Plan d’Epargne Entreprise),

- cancel such repurchased shares, subject to the approval of a dedicated resolution by the Extraordinary Shareholders’ Meeting,

- maintain the liquidity of the shares market through a liquidity contract entered into with an investment services firm.

Program duration: this authorization expires at the close of the Ordinary General Shareholders’ Meeting called to approve the accounts for fiscal year ending June 30, 2006.

The Company operates in the software industry. ILOG is a worldwide provider of enterprise software and services. We develop, market, sell and support business rule management systems, as well as optimization-based decision tools and applications, and visualization software components. The Company’s shares are traded on the Nouveau Marché, then Eurolist from Euronext Paris S.A. (code ISIN: FR0004042364) since December 3, 1998 and in the form of ADSs on the NASDAQ National Market since February 20, 1997.

This information note describes the objectives and characteristics of the repurchase program of the Company’s share capital, submitted to Annual Shareholders’ Meeting on November 29, 2005, as well as the potential impact of this repurchase program on the shareholders’ situation.

Pursuant to the terms of the previous repurchase program (visa AMF 04-991, delivered on December 20, 2004) approved by the General Shareholders’ Meeting on November 30, 2004 and expiring before May 26, 2006, as of November 21, 2005 the following shares had been repurchased by ILOG:

		Number of shares	Average rate of the transaction (€)	Amounts (€)	Purchase open position	Sale open position	Open positions at 11/21/2005

May	2005	59,185	9.90	585,781	None	None	None
August	2005	200,716	12.39	2,486,284	None	None	None
November	2005	51,023	12.96	661,356	None	None	None
	TOTAL	310,924	12.01	3,733,420	None	None	None

At this same date, the Company had no open position (purchase, sale) on its own shares, and no shares have been cancelled by the Company during the 24 last months.

The Company does not have any market holder/liquidity contract.

For these 310,924 shares repurchased, the objectives are the following:

- provide consideration in the context of an acquisition or of an exchange in the context of external growth,

- implement stock purchase plans for the benefit of the employees or executives of the Company pursuant to applicable laws, in particular through profit-sharing, the award of stock options, or through a corporate pension fund (Plan d’Epargne Entreprise),

- cancel such repurchased shares, subject to the approval of a dedicated resolution by the Extraordinary Shareholders’ Meeting.

The Company has never used derivative instruments for the setting up of its repurchase programs.

The evolution of the French Autorité des Marchés Financiers does not require a visa number for Companies’ repurchase programs which is why this note does not have any AMF visa number.

I - REPURCHASE PROGRAM OBJECTIVES

        The Board of Directors Meeting to be held on November 29, 2005 will launch the repurchase program, taking into consideration the application of the Directive « Abus de Marché " of the European Regulation about repurchase programs effective October 13, 2004. The Board of Directors has fixed the following objectives to the repurchase program in decreasing order of priority:

- provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital,

- implement stock purchase plans for the benefit of the employees or executives of the Company pursuant to applicable laws, in particular through profit-sharing, the award of stock options, or through a corporate pension fund (Plan d’Epargne Entreprise),

- cancel such repurchased shares, subject to the approval of a dedicated resolution by the Extraordinary Shareholders’ Meeting,

- maintain the liquidity of the shares market through a liquidity contract entered into with an investment services firm.

This program cancels and replaces the previous program (visa AMF 04-991, delivered on December 20, 2004) approved by the General Shareholders’ Meeting of November 30, 2004.

II – LEGAL FRAMEWORK         The Company commits to use the following authorization in respect of the legal and regulation framework applicable, and in conformity with the law. This program follows articles L.225-209 and seq. of the French Code of commerce and will be submitted to the approval of the General Shareholders’ Meeting to be held on November 29, 2005 deciding following Ordinary quorum requirements (for decision 10) and Extraordinary quorum requirements (for decision 9):

Tenth resolution (Authorization to the Board to repurchase up to 10% of the Company’s outstanding shares)

The shareholders’ Meeting, satisfying quorum and majority rules for ordinary meetings,

Having heard the report of the Board of Directors,

Authorizes the Board of Directors, pursuant to the provisions of Articles L.225-209 and seq. of the French Code of Commerce, to purchase the Company’s own shares up to 10% of the Company’s outstanding share capital existing at the date of the General Shareholders’ Meeting. The shares may be purchased, upon a decision of the Board of Directors, for the following purposes, in decreasing order of priority:

•

provide consideration in the context of an acquisition or of an exchange of the Company’s shares, including in the context of external growth or issuance of securities giving access to the Company’s share capital,

•

implement stock purchase plans for the benefit of the employees or executives of the Company or its affiliates pursuant to applicable laws, in particular through profit-sharing, the award of stock-options, or through a corporate pension fund (Plan d’Epargne Entreprise),

•	cancel such repurchased shares, subject to the approval of a dedicated resolution by the Extraordinary Shareholders’ Meeting,
•	maintain the liquidity of the shares market through a liquidity contract entered into with a bank.

The shares may be purchased, sold, transferred or exchanged by any means, such as, open market or negotiated transactions, or through derivative securities (such as options, warrants...), except purchase of call options, and at any time, in compliance with applicable regulations. The part of the program, which may be done through block trades, is not limited.

The Shareholders’ Meeting hereby sets the maximum purchase price and the minimum resale price per share at €20 and €5, respectively. However, in the event of a stock split or a reverse stock split, the Board shall be authorized to adjust the purchase price and resale price mentioned above in order to take into account the incidence of such transactions on the share value.

The funds used to implement such share purchase program shall not exceed €15 million.

The term of this authorization shall expire at the Shareholders’ Meeting called to approve financial statements for the fiscal year ending June 30, 2006, and, in any case, within a maximum of 18 months following this meeting. This authorization shall be used including during a tender or exchange offer within the limits set forth by applicable regulations.

This authorization terminates and replaces the authorization given in the seventh resolution of the Combined General Meeting of Shareholders, held on November 30, 2004.

The Shareholders’ Meeting grants full powers to the Board of Directors, which include the right to delegate these powers in compliance with applicable laws, to enter into stock market or open market transactions, to conclude agreements for the maintenance of registers of the purchase and sale of shares, to report to the Autorité des Marchés Financiers and other regulatory agencies, to carry out any other formalities, and, generally to do whatever is necessary to implement this resolution.

The Board of Directors shall inform the Shareholders’ Meeting of the transactions carried out by implementation of the present authorization.

Ninth resolution (Authorization to the Board to reduce the share capital by cancellation of shares previously repurchased, within a maximum limit of 10% of the Company’s share capital per 24 month period)

The Shareholders' Meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors' report and the special report of the Statutory Auditors,

Grants the Board full power, including the right to delegate the Chairman as provided by law, to reduce the Company's share capital, in one or more increments, within a maximum limit, per 24 month period, of 10% of the outstanding share capital, by cancellation of the shares that the Company would hold following a repurchase pursuant to a share repurchase program,

Grants the Board, including the right to delegate the Chairman as provided by law, to charge the difference between the repurchase value of the cancelled shares and their nominal value against any available issuance premiums and reserves,

Grants the Board of Directors full powers, including the right to delegate the Chairman as provided by law, to set the terms and conditions of such cancellation or cancellations and modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid until the close of the Ordinary Shareholders’ Meeting to be called to approve the accounts for the fiscal year ending June 30, 2006.

III - TERMS

1 - Maximum part of share capital to be purchased and maximum cash dedicated to the transaction

•

ILOG would be authorized to repurchase up to 10% of its share capital as of the date of the general Shareholders’ Meeting on November 29, 2005, therefore 1,812,854 shares. The Company commits not to exceed, directly or indirectly, at any time, the legal and authorized threshold of 10%.

•	The maximum amount authorized for this transaction is 15 million euros. The Company intends to use the entirety of the authorized program.

•

The General Shareholders’ Meeting would authorize the share repurchase at a maximum price of 20 euros per share, a rate close to the maximum reached during the eighteen previous months preceding the repurchase transaction, and including the last known rate at this date.

•	Moreover the minimum sale price of the shares amounts to 5 euros per share.
•	The Company commits to maintain a minimum floating number of shares, respecting the threshold defined by Euronext Paris S.A.
•

According to article L.225-210 of the French Code de commerce, the Company has enough retained earnings to realize the present program. This program cannot exceed consolidated retained earnings in equity in the last published financial statements at June 30, 2005, which amount to 31,106,543 euros.

2 - Terms of repurchases

The shares could be repurchased, in whole or in part, on the market or off-market through the purchase of blocks of shares in block. Despite the authorization to use derivative financial instruments that could be given by the General Shareholders’ Meeting, the Company does not intend to use this mechanism.

Stabilization activity may be carried out off a regulated market and all of the shares covered by the repurchase program may be block traded under certain legal conditions.

The repurchase program could also be used in a public offering/exchange period, in the limits permitted by securities exchange regulations.

3 – Duration and schedule of the program

The repurchase program would begin at the date of the Shareholders’ Meeting which has authorized it and expire at the Ordinary Shareholders’ Meeting to be called to approve the financial statements for the fiscal year ended June 30, 2006, and in all cases for a duration that cannot exceed 18 months, therefore at the latest on May 29, 2007 if the General Meeting called on November 29, 2005 meets on first call.

In application of article L.225-209 of the French Code de commerce, the shares can only be cancelled in the limit of 10% of the share capital in a 24 month-period.

4 – Characteristics of shares of this program

•	Nature of shares repurchased: ordinary shares of the same category, registered or in bearer form, negotiated on Eurolist from Euronext Paris
•	Issuer: ILOG
•	ISIN registration number : FR0004042364

5 – Terms of financing the repurchase program

ILOG intends to finance the repurchase program with available cash, or through debt for amounts that would exceed its capabilities.

Cash and cash equivalents and net equity reported in the consolidated financial statements as of June 30, 2005 amounted to 51,050,000 euros and 48,518,000 euros, respectively. The Company did not have any financial debts at this date.

IV – ELEMENTS TO APPRECIATE IMPACTS ON ILOG FINANCIAL SITUATION

The financial impacts of the repurchase program have been calculated based on the consolidated financial statements as of June 30, 2005, and on the basis of the following hypotheses:

•	Average purchase price per share: 13.18 euros (closing rate average of ILOG shares on Eurolist from August 1 to October 31, 2005),
•

Repurchase of 1,138,088 shares, corresponding to less than 10% of the share capital at August 31, 2005 for a total transaction amount below the 15 million euros allowed by the General Shareholders’ Meeting,

•	nevertheless, in the case where all shares would be purchased at the maximum purchase price of 20 euros, the Company could only purchase 750,000 shares,
•	gross interest rate used for the financing of the repurchase of 3.5%. Taking into account the Company’s fiscal losses, the net rate is also considered to be 3.5%.

		Consolidated financial statements at 06/30/05	repurchase of shares	proforma financial statements after repurchase of shares	Effect of repurchase expressed in percentage

Consolidated Share capital	(in thousands of euros)	48,518	(15,525)	32,993	-32%
Share capital - group part	(in thousands of euros)	48,518	(15,525)	32,993	-32%
Net cash	(in thousands of euros)	51,050	(15,000)	36,050	-29%
Net income	(in thousands of euros)	5,290	(525)	4,765	-10%

Weighted average number of shares	(in thousands of shares)	17,815	1,138	18,953	6%
Weighted average number of shares corrected of dilutive instruments (1)	(in thousands of shares)	18,722	1,138	19,860	6%
Net income per share – basic	(in euros)	0.30	(0.03)	0.25	-10%
Net income per share – diluted	(in euros)	0.28	(0.03)	0.24	-10%

(1) The weighted average numbers of shares, adjusted with dilutive instruments is calculated using the weighted average number of share and potential shares. Potential shares correspond to options and warrants and are taken into consideration as if they had been exercised, when exercise rights are acquired. Potential shares are valued according to the “shares purchase” method at the market average price of fiscal year ended June 30, 2005. If the market price retained were that of the last quarter of fiscal year ended June 30, 2005, the weighted average number of shares, adjusted of dilutive instruments would be 18,722 thousand of shares, limiting the impact on the net income per share - diluted.

V - FISCAL REGULATIONS

The following information is given for information purposes:

1 - For the transferee

The repurchase of its own shares by ILOG in order to cancel them, or in the case of a repurchase program following article L.225-209 of French Code de commerce, has no impact on its taxable income. The revaluation of treasury stock, between their purchase date and their cancellation does not create any taxable profit. This operation does not require the tax withholding to be payable.

The repurchase of its own shares by ILOG without any further cancellation would have an impact on its taxable income if these shares would later be sold or transferred at a different price than the purchase price.

2 - For the assignor

As the repurchases follow article L. 225-209 of French Code de commerce, net profit generated at this occasion will be submitted to the French regime profits taxation rules according to article 39 duodecies for companies of French Fiscal Code, and for individuals to profits on the sales of cash equivalents and social rights following article 150-0A of French Fiscal Code.

VI - MAJOR SHAREHOLDERS ON AUGUST 31, 2005

ILOG’s share capital is divided into 18,128,541 shares of 1 Euro each nominal value on August 31, 2005. There are no double voting rights.

The table below sets forth certain information with respect to the beneficial ownership of ILOG shares as of August 31, 2005 known to us:

Actionnaires	Shares beneficially owned (4)	Percentage owned (4)
INRIA(1)	1 137 500	6,3%
Financière de l’Echiquier	912 717	5,0%
Directors and executive officers as a group (12 persons) (2)	857 031	4,7%
Employees (3)	701 348	3,9%
Public(2)	14 519 945	80,1%
Total	18 128 541	100,0%
_________________________
(1)	Institut National de Recherche en Informatique et Automatique.
(2)	To the knowledge of the Company, there is no other owner of five percent or more of the outstanding shares at August 31, 2005 and 2004.
(3)	Total amount hold by the Company’s personnel as per article L.225-102 of the French Code of Commerce as of June 30, 2005 is 555, 815 shares, representing 3,05% of the share capital.
(4)	Number of shares and percentage ownership are based on 18,128,541 shares.

The Company’s by-laws do not include any provisions regarding the threshold for declaration of shares held by shareholders.

As of August 31, 2005, 4,948,756 stock options and 356,000 warrants were outstanding. If all these options and warrants were exercised, they would result in the issuance of 5,304,756 new shares, representing 29% of total share capital (on the basis of 18,128,541 shares as of August 31, 2005).

To the knowledge of the Company, there are no shareholders agreements.

For more details on the Company’s share capital, please refer to its form 20-F, dated October 4, 2005, available on the SEC website and on www.ilog.com.

To the knowledge of the Company, there has been no significant evolution of its share capital since August 31, 2005.

VII - INTENTIONS OF PERSONS HAVING CONTROL OF THE COMPANY

No single person, acting alone or in concert, controls the Company.

To the knowledge of the Company, the major shareholders, directors and executive officers do not intend to sale their shares through this purchase program.

VIII – RECENT EVENTS RECENTS

The Company has published a press release of its first quarter closed September 30, 2005 results on October 27, 2005 available on its website: www.ilog.com and submitted a form 6K with respect thereto available on the SEC website.

IX – RESPONSIBILITIES OF THIS INFORMATION NOTE

To our knowledge, data included in this information note is true, it includes all necessary information for investors to make their own judgment on ILOG’s repurchase program of its own shares, and it does not include any omission, which could distort its impacts.

Pierre Haren
Chairman and CEO